October  20, 2006

Donna Levy, Attorney
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
tel.  (202) 551-3292
fax. (202) 772-9220

Re:                             OCM HoldCo, LLC
Post-Effective Amendment No. 1 to Registration Statement on Form 10-SB
Filed on September 8, 2006
File No. 0-52042

Dear Ms. Levy:

This letter sets forth the responses of OCM HoldCo, LLC (the “Company”) to the comments contained in your letter dated October 6, 2006 relating to the Company’s Post-Effective Amendment No. 1 to Registration Statement on Form 10-SB (the “Post-Effective Amendment No. 1”) filed with the Securities and Exchange Commission (the “Commission”) on September 8, 2006.

The Company is filing, via EDGAR, Post-Effective Amendment No. 2 (“Post-Effective Amendment No. 2”) to the Registration Statement.  Post-Effective Amendment No. 2 reflects the responses below.

Enclosed under separate cover are four copies of a blacklined version of Post-Effective Amendment No. 2, marked to show changes from Post-Effective Amendment No. 1 filed on September 8, 2006.  Page references in the responses below are to the blacklined version of Post-Effective Amendment No. 2.

Description of Business

The Company

The CCR Transaction

Final Closing, page 3

1.             Please update your disclosure to state whether the final closing has occurred.  We note your statement that you expect the final closing to occur in the third quarter of 2006.

Response to Item 1

In response to the staff’s comment, the Company has added the requested disclosure in Post-Effective Amendment No. 2 on pages 1-4 and throughout the document.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources

Credit Agreement, page 29

2.             We note your response to our prior comment 8.  You state that you are required to maintain specified fixed charge coverage and leverage ratios.  Please state what the ratios are, and whether you currently meet them.

Response to Item 2

In response to the staff’s comment, the Company has added the requested disclosure in Post-Effective Amendment No. 2 on pages 30-31.

Financial Statements

Note 2 – Significant Accounting Policies

Gaming and related licenses, page F-8

3.             We note your response to our prior comment number 12 and are unable to agree with your analysis.  As previously requested, it remains unclear to us why you believe a sufficient level of probability exists to characterize the pre-licensing costs as an asset.  We note that you have based your conclusion on the criteria to capitalize a deferred tax asset; however, we further note that paragraph 2.06 of the AICPA Audit Guide, Audits of Casinos indicates that licensing costs should only be deferred and amortized where it is probable that they will benefit future periods.  As previously requested, please provide us with an analysis that demonstrates that it is probable that these costs will benefit future periods.  Refer also to paragraph 25 to 27 of CON 6.  You are welcome to contact us to discuss this matter further at your convenience.

Response to Item 3

There is little useful guidance in the authoritative literature as to what constitutes the meaning of probable.  Most references in GAAP direct issuers to SFAS 5, which defines probable without further comment as “likely to occur”.  SFAS 5 also defines remote, without elaboration, as having only a “slight” chance of occurrence.  Paragraph 2.06 of the AICPA Audit and Accounting Guide, Audits of Casinos (the “Gaming Guide”), makes no reference to SFAS 5 and therefore leaves issuers more discretion as to the meaning of probable as it is used therein.

Footnote 18 to paragraph 25 of FASB Concepts Statement No. 6 affords some more useful information as to the meaning of the term in determining whether one has a recordable asset. For purposes addressed here, it states:

Probable is used with its usual general meaning, rather than in a specific accounting or technical sense (such as that in FASB Statement No. 5, Accounting for Contingencies, paragraph 3 ), and refers to that which can reasonably be expected or believed on the basis of available evidence or logic but is neither certain nor proved (Webster’s New World Dictionary of the American Language (1982 2d college ed.), p. 1132). Its inclusion in the definition is intended to acknowledge that business and other economic activities occur in an environment characterized by uncertainty in which few outcomes are certain.

We believe this use of the term probable appropriately describes the likelihood of recoverability of licensing costs through future gaming operations and that such costs possess the characteristics of assets further described in paragraphs 25-28 of Concepts Statement No. 6.

In our comment response letter dated September 8, 2006, we did not base our conclusion, per se, as suggested by the staff’s latest letter, on the “more likely than not” (a probability of more than 50%) notion used for recording deferred tax assets; instead, we cited it as an example of a probability notion that is useful and analogous (but not the only one necessarily) for purposes of recording assets and consistent with both the guidance embodied in Concepts Statement 6 and our understanding of the intent of the term “probable” as used in Paragraph 2.06 of the Gaming Guide. Nevertheless, had we used the considerably more restrictive SFAS 5 definitions in our analysis, we believe that those familiar with the licensing process would have assessed as remote, under reasonable criteria for interpreting such definitions, the probability of both (a) failing to obtain necessary licensing approvals (for reasons set forth in our previous letter) and/or (b) once such licenses are obtained, not recovering the costs through future gaming operations.

While no future event is certain, to date the Company has assessed and continues to assess recovery of the license costs in both jurisdictions as “probable” of attainment (under the definition from Concepts Statement 6 cited above and other reasonable definitions).  In Nevada, the necessary licensing approvals have in fact been received (September 21, 2006), and in Pennsylvania the Company has been approved for a Conditional Category 1 Slot Machine License (September 27, 2006).  In the Company’s judgment, based on its own thorough financial analysis and feasibility reports prepared by independent consultants hired by some of the relevant regulatory agencies, the value of the licenses is sufficient to recover the related costs through participating in future earnings of proven Nevada casino operations and what is likely to be a profitable semi-monopolistic Pennsylvania operation.  If future events do not unfold as expected, management will consider the likely impact of such events in periodic impairment analyses that will be conducted at least annually but more frequently as needed prior to final licensing approval.

We understand that the language in the Gaming Guide referenced by the staff was intended to address costs incurred in jurisdictions that did not yet have an established licensing process or enabling legislation allowing casino gaming and was directed at entities that were “prospecting” in such jurisdictions.

4.             Please expand your disclosure to specifically state the criteria you use to determine whether or not to capitalize these costs and how you evaluate and measure these costs for impairment.

Response to Item 4

In response to the staff’s comment, the Company has added the requested disclosure in Post-Effective Amendment No. 2 on page F-8.

*     *     *

In connection with responding to these comments, I acknowledge, on behalf of the Company, that:

•                                          the Company is responsible for the adequacy and accuracy of the disclosure in the Post-Effective Amendment No. 2;

•                                          the staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Post-Effective Amendment No. 2; and

•                                          the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this letter or if I can provide any further information, please do not hesitate to call Robert B. Knauss at (213) 683-9137 or John Griffin of our office at (213) 683-9261.

Sincerely,

Robert B. Knauss

Enclosures

cc: Mr. Steve Kaplan